Exhibit 12

SPRINGLEAF FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
(dollars in thousands)	2012	2011	2012	2011

Earnings:
Loss before benefit from income taxes	$(66,518)	$(99,375)	$(138,549)	$(186,699)
Interest expense	275,669	330,972	556,249	665,740
Implicit interest in rents	2,520	3,040	7,208	6,475
Total earnings	$211,671	$234,637	$424,908	$485,516

Fixed charges:
Interest expense	$275,669	$330,972	$556,249	$665,740
Implicit interest in rents	2,520	3,040	7,208	6,475
Total fixed charges	$278,189	$334,012	$563,457	$672,215

Ratio of earnings to fixed charges*	0.76	0.70	0.75	0.72

*           Earnings did not cover total fixed charges by $66.5 million for the three months ended June 30, 2012 and $138.5 million for the six months ended June 30, 2012. Earnings did not cover total fixed charges by $99.4 million for the three months ended June 30, 2011 and $186.7 million for the six months ended June 30, 2011.